Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

09045449

28 January 2009

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Zeus -1: 28th January 2009

MEO Australia Limited, the operator for WA-361-P, has advised the following update in relation to Zeus-1, being drilled in WA-361-P in the Carnarvon Basin, offshore Western Australia.

Progress to 0600 hrs WSDST

Since the last report, the 17 ½" hole was drilled to 1886m and the 13 3/8" surface casing was run and cemented to 1874m. The Blow Out Preventer (BOP) was landed and latched on the well head.

On the 25th January the rig was secured and skidded off location to ride out the storm subsequently named Tropical Cyclone Dominic.

As at 0600hrs this morning re-manning of the rig is in progress. The forward plan is to re-position the rig over the wellhead, reconnect the lower marine riser package and make up the 311mm drilling assembly.

Zeus-1 will test a complex structural/stratigraphic play that has Legendre Sandstones as the primary target.

The participants in WA-361-P are:

North West Shelf Exploration Pty Ltd *(Wholly owned subsidiary of MEO Australia Ltd)*	35%
Resource Development International Limited	35%
Cue Energy Resources Limited	15%
Gascorp Australia Pty Ltd	15%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

28th January 2009

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

29 January 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

QUARTERLY REPORT

FOR THE QUARTER ENDING 31 DECEMBER 2008

QUARTER SUMMARY

- Revenue for the quarter was A$7.65 million on sales of 53,326 barrels of oil.
- Cash at the end of the quarter was A$12.97 million.

Papua New Guinea

- Quarterly revenue from SE Gobe field was A$1.99 million on sales of 15,092 barrels of oil.

Indonesia

- Quarterly revenue from the Oyong field was A$5.66 million on sales of 38,234 barrels of oil.
- Good progress continued on Oyong phase 2 gas development.

New Zealand

- During the quarter the jack up drilling rig was positioned alongside the well head platform and the development drilling phase began.

Australia

- Processing of the 350 square km of new 3D seismic data and 117 km of new 2D data in WA-389-P in the Carnarvon Basin of Western Australia began during the quarter.
- Twelve month extensions to MEO drill or drop options to 1 January 2010 were negotiated and signed for Western Australia offshore permits WA-359-P and WA-360-P. In return for the extensions, MEO will acquire at least 175 square km of new 3D seismic in WA-360-P, and contingent on success in Zeus -1, reprocess sufficient existing 3D seismic to firm up the Hephaestus lead in WA-359-P.
- Interpretation of the new 2D seismic data in T/37P and T/38P in the Bass Basin continued during the quarter.

1. **PRODUCTION**

- **PAPUA NEW GUINEA**

PDL 3 – SE Gobe Field, PNG (5.568892% interest)
Operator: Santos
SE Gobe Unit, PNG (3.285646% interest)
Operator: Oil Search

The SE Gobe field production rate for the calendar year 2008 averaged approximately 5400 barrels of oil per day (Cue's share was approximately 177 barrels of oil per day).

Cue's oil production revenue received during the quarter from the SE Gobe field was A$1.99 million and equated to 15,092 barrels of oil.

Cue did not have any hedging arrangements in place during the quarter.

- **INDONESIA**

Sampang PSC – Oyong Field – Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Field

Cue's oil production revenue received during the quarter from the Oyong field was A$5.66 million and equated to 38,234 barrels.

The average production rate for the field for the quarter was approximately 4700 barrels of oil per day, which was in line with expectations.

Cue did not have any hedging arrangements in place during the quarter.

2. DEVELOPMENT ACTIVITY

- **INDONESIA**

Sampang PSC – Oyong Field
Madura Strait, East Java, Indonesia (15% interest)
Operator: Santos

Oyong Gas Phase

Steady progress on the gas development phase continued during the quarter with overall progress at the end of the quarter being 54% against planned 56%. During the quarter, laying of the offshore pipeline began and was continuing at the end of the quarter. Construction of the onshore processing facilities at Grati continued during the quarter.

First gas production remains on schedule for third quarter 2009.

Wortel field

A draft Plan of Development (POD) has been forwarded to the Indonesian authorities for consideration but has not yet been approved.

- **NEW ZEALAND**

PMP 38160 (Granted from December 2005, for 22 years)
PEP 38413 (Five year extension approved to 1st January 2011)
Taranaki Basin – New Zealand (5% interest)
Operator: OMV New Zealand
Maari Oil Field

Development Progress

The ENSCO 107 jack up drilling rig was successfully positioned alongside the Maari well head platform in early November 2008 after a prolonged period of weather down time during which sea conditions did not allow movement of the rig.

Ten 30 inch surface "stove pipes" were batch installed, to approximately 185 metres below the sea floor, followed by nine 24 inch conductor casings to a depth of approximately 260 metres. This phase of the drilling activities proceeded ahead of time and under budget which allowed the installation of a ninth 24 inch conductor which can be used for a potential additional production well.

The first oil development well was then drilled into the Moki reservoir in an approximately 1600m horizontal section and in early January 2009, was being completed for production. First oil is expected in the third week of February 2009. Two more oil wells will be drilled, to be followed by three water injection wells and the final two oil development wells.

The oil production rate will ramp up towards the expected initial gross rate of 35000 barrels of oil per day as the five oil development wells are progressively drilled.



ENSCO 107 jack up drilling rig alongside the yellow coloured Maari well head platform

---

3. EXPLORATION AND APPRAISAL ACTIVITIES

- **PAPUA NEW GUINEA**

PDL 3 – Papuan Basin, PNG (5.568892% interest)
Operator: Santos

No exploration activity.

PPL 190 – Papuan Basin, PNG (10.947% interest)
Operator: Oil Search

A draft Retention Licence application was prepared for an area of PPL190 covering the Cobra, Bilip and Iehi discoveries and is expected to be submitted to the PNG authorities shortly.

PRL -8 – Papuan Basin, PNG (10.72% interest)
Operator: Oil Search

No exploration activity.

PRL -9 – Papuan Basin, PNG (14.894% interest)
Operator: Santos

The joint venture has approved the acquisition of approximately 60 km of 2D seismic over the Barikewa structure to better locate the proposed Barikewa -3 appraisal well. Acquisition of the data is expected in the second half of 2009 when a seismic crew is expected to be first available.

- **INDONESIA**

General exploration studies continued during the quarter.

- **NEW ZEALAND**

PEP 38494 – Taranaki Basin (Cue interest 20%)

Operator: Todd Exploration Limited

Reprocessing of the existing 3D seismic survey over Maari and Matariki -1 has begun.

- **AUSTRALIA**

AC/RL -7 – Timor Sea (Cue interest 20%)

Operator: Coogee Resources

Preparations for the reprocessing of the existing 3D seismic data over the Cash-Maple gas field continued.

Carnarvon Basin

EP 363 Carnarvon Basin – Western Australia (10% participation option)

Operator: Apache Energy

No exploration activity took place during the quarter.

WA-359-P Carnarvon Basin – Western Australia (20% interest)

Operator: MEO Australia Limited

A twelve month extension to 1 January 2010 of the MEO drill or drop option was negotiated and signed. In return for the extension MEO, contingent on success in Zeus -1, will reprocess sufficient existing 3D seismic data to firm up the Hephaestus lead. Cue will not contribute to the cost of the reprocessing.

WA-360-P Carnarvon Basin – Western Australia (20% interest)

Operator: MEO Australia Limited

A twelve month extension to 1 January 2010 of the MEO drill or drop option was negotiated and signed. In return for the extension MEO will acquire at least 175 square km of new 3D seismic data.

Cue will contribute 5% of the survey cost if Zeus -1 is not a success and 10% of the survey cost if Zeus -1 is successful.

Cue currently retains a 20% interest in the permit.

However, if Zeus -1 is not a success and MEO irrevocably commits to drilling a first well in WA-360-P, then Cue will be deemed to have elected to not meet any of the first well costs and its equity will reduce to 15% in return for a no cost carry through the well. The additional 5% equity will be assigned to MEO. If Zeus -1 is a success, Cue can retain its 20% interest in return for funding, at its election, 5% of the first well costs.

WA-361-P Carnarvon Basin – Western Australia (15% interest)
Operator: MEO Australia Limited

On January 17, 2009 Zeus -1 began drilling. Cue retains a 15% interest in the permit and the well and will not contribute to any well costs. MEO has stated that the Zeus prospect has the potential to contain up to 18 TCF of natural gas.

WA-389-P Carnarvon Basin – Western Australia (100% interest)
Operator: Cue Energy Resources Limited

Processing of the 350 square km Rose 3D seismic survey and the 117 km of 2D seismic data continued during the quarter.

WA-409-P – Western Australia (50% interest)
Operator: Cue Energy Resources Limited

Exploration studies continued during the quarter.

Bass Basin
T/37P Bass Basin – Tasmania (50% interest)
Operator: Cue Energy Resources Limited

Interpretation of the new 2D seismic data continued during the quarter.

T/38P Bass Basin – Tasmania (50% interest)
Operator: Cue Energy Resources Limited

The West Triton jack up drilling rig moved onto the Spikey Beach -1 location in early December 2008. Rapid, uneven leg penetration was experienced while attempting to jack up. The rig was unable to safely complete jacking up and was

moved from the location.

The West Triton has subsequently been demobilized to Singapore and Beach Petroleum is seeking another more suitable drilling rig to drill the Spikey Beach -1 well. Beach retains the obligation to drill the well at no cost to Cue.

By Order of the Board

Andrew Knox
Public Officer

Various statements in this report constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward looking statements and involve know risks expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a large number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Cue Energy Resources Limited

ABN	Quarter ended ("current quarter")
45 066 383 971	31 December 2008

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 6 months $A'000
1.1	Receipts from product sales and related debtors	7,651	23,098
1.2	Payments for (a) exploration and evaluation (refer 2.2)	(3,932)	(11,873)
	(b) development	(4,740)	(10,655)
	(c) production	(4,238)	(6,624)
	(d) administration	(627)	(1,203)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	78	169
1.5	Interest and other costs of finance paid		-
1.6	Income taxes paid	(1,290)	(2,067)
1.7	Other	-	-
	Net Operating Cash Flows	(7,098)	(9,155)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects		-
	(b) equity investments		-
	(c) other fixed assets	(1)	(2)
1.9	Proceeds from sale of:		
	(a) prospects		-
	(b) equity investments		-
	(c) other fixed assets		-
1.10	Loans to other entities		-
1.11	Loans repaid by other entities		-
1.12	Other (provide details if material)		-
	Net investing cash flows	(1)	(2)
1.13	Total operating and investing cash flows (carried forward)	(7,099)	(9,157)

1.13	Total operating and investing cash flows (brought forward)	(7,099)	(9,157)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings (refer 3.1(i)	-	2,536
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Share Issue Costs	-	-
	Net financing cash flows	-	2,536
	Net increase (decrease) in cash held	(7,099)	(6,621)
1.20	Cash at beginning of quarter/year to date	17,459	14,761
1.21	Exchange rate adjustments to item 1.20	2,615	4,835
1.22	**Cash at end of quarter**	12,975	12,975

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	50
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Directors fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities (i)	28,985	20,500
3.2	Credit standby arrangements	-	-

(i) Project finance for the Maari oil field development in the Taranaki Basin, New Zealand. The facility is for US$20M with BOS International (Australia) Limited, a part of the Bank of Scotland's global oil and gas business.

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	979
4.2	Development	13,058
	Total	**14,037**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	43	19
5.2	Deposits at call	12,932	17,440
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	12,975	17,459

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-
6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	-	-	-	-
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	- -	- -	- -
7.3	**+Ordinary securities**	628,239,007	628,239,007	-	-
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*	-	-	-	-
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	- -	- -	- -	- -
7.7	**Options** *(description and conversion factor)*	1,000,000 1,033,336 1,033,332 1,033,435	-	*Exercise Price* 35 cents 20 cents 22.5 cents 25 cents	*Expiry* 01/06/10 19/04/12 19/04/12 19/04/12
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 29 January 2009
Public Officer

Print name: Andrew Knox

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= = = = =

APPENDIX A

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 31 DECEMBER 2008

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
(i)Sampang PSC	Santos (Sampang) Pty Ltd	15.00
Papua New Guinea		
PPL 190	Oil Search Limited	10.947
PDL 3	Barracuda Pty Ltd	5.568892
PRL 9	" " "	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72
Australia		
T/37P	Cue Energy Resources Limited	50.00
(ii)T/38P	Cue Energy Resources Limited	50.00
WA-359-P	MEO Australia Limited	20.00
WA-360-P	MEO Australia Limited	20.00
WA-361-P	MEO Australia Limited	15.00
WA-389-P	Cue Energy Resources Limited	100.00
WA-409-P	Cue Energy Resources Limited	50.00
AC/RL7	Coogee Resources Limited	20.00
New Zealand		
PEP 38413	OMV New Zealand Limited	5.00
PMP 38160	OMV New Zealand Limited	5.00
(iii)PEP 38494	Todd Exploration Limited	20.00
(i)Economic interest in the Jeruk field		8.181818
(ii)Working interest in Spikey Beach block		10.00

(iii) Subject to government approval

END